SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                        ECHELON INTERNATIONAL CORP.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 278747100
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                             January 12, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 278747100           13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

 NUMBER OF               7  SOLE VOTING POWER          435,292
   SHARES
BENEFICIALLY             8  SHARED VOTING POWER        0
  OWNED BY
    EACH                 9  SOLE DISPOSITIVE POWER     435,292
 REPORTING
PERSON WITH              10 SHARED DISPOSITIVE POWER   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     435,292

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.42%

14   TYPE OF REPORTING PERSON*

     CO, IN



*SEE INSTRUCTIONS BEFORE FILLING OUT



                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share ("Common Stock"), of Echelon International Corp. (the "Issuer"), as filed with the Securities and exchange Commission on June 5, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of January 31, 1998, Fir Tree Partners had invested (i) $6,592,996 in shares of Common Stock through Fir Tree Value Fund, (ii) $1,051,434 in shares of Common Stock through Fir Tree Institutional and (iii) $805,740 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

     (a) As of January 31, 1998, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 435,292 shares of Common Stock or 6.42% of the shares outstanding. The 435,292 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on January 31, 1998 is based on 6,784,794 outstanding shares of Common Stock as of November 1, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 1997.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of June 6, 1997 to January 31, 1998 are listed as Annex A attached hereto and made apart hereof.




                            ANNEX A


    Transaction      Buy/       Quantity          Price per
        Date         Sell        (shares)         Share ($)
    -----------    --------     ---------         ---------
      06/06/97      Buy              300           20.3750
      06/20/97      Buy           33,300           21.7500
      12/15/97      Buy            1,200           20.7390
      12/16/97      Buy            5,100           20.9960
      12/17/97      Buy           10,000           21.0000
      01/12/98      Buy           20,000           21.0000
      01/22/98      Buy              600           20.9470
      01/22/98      Buy              500           21.0000
      01/26/98      Buy            1,400           21.1250
      01/27/98      Buy           15,000           21.1250
      01/28/98      Buy              600           20.7292
      01/29/98      Buy            1,100           20.6932
                                  ------
                                  89,100
                                  ======


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1998



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /S/JEFFREY TANNENBAUM
                                 --------------------------------
                                 JEFFREY TANNENBAUM, President


                              /S/JEFFREY TANNENBAUM
                              --------------------------------
                              Jeffrey Tannenbaum